January 4, 2012

Via EDGAR

Patrick Gilmore

Accounting Branch Chief

United States Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549-4561

Re:	Solera Holdings, Inc.

Form 10-K for the Fiscal Year Ended June 30, 2011

Filed August 29, 2011

Form 10-Q for the Quarter Ended September 30, 2011

Filed November 7, 2011

File No. 001-33461

Dear Mr. Gilmore:

On behalf of Solera Holdings, Inc., a Delaware corporation (“Solera”), this is to confirm that Solera received the comments of the Staff of the Securities and Exchange Commission (the “Staff”) as set forth in the Staff’s letter dated December 22, 2011. Per my discussion with Jennifer Fugario of the Staff, Solera will provide its response to the Staff’s comments by January 23, 2012.

Should you have any questions or comments, please contact me at (817) 961 2100.

Sincerely,

/s/ Jason M. Brady

Jason M. Brady Senior Vice President, General Counsel and Secretary

cc:	Jennifer Fugario, Securities and Exchange Commission

Tony Aquila, Solera Holdings, Inc.

Renato Giger, Solera Holdings, Inc.

Richard Heppenstall, Solera Holdings, Inc.

Brian Aman, Solera Holdings, Inc.

Fred Poska, Deloitte & Touche LLP